UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pacira Pharmaceuticals, Inc.

File No. 333-170245 - CF# 26097

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Pacira Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 1, 2010, as amended.

Based on representations by Pacira Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through April 15, 2020
Exhibit 10.5	through January 8, 2020
Exhibit 10.6	through December 31, 2014
Exhibit 10.7	through December 31, 2014
Exhibit 10.8	through June 29, 2018
Exhibit 10.9	through June 29, 2018
Exhibit 10.10	through June 29, 2018
Exhibit 10.11	through January 2, 2020
Exhibit 10.12	through December 30, 2014
Exhibit 10.13	through October 14, 2020
Exhibit 10.14	through October 14, 2020
Exhibit 10.15	through September 25, 2015
Exhibit 10.16	through September 25, 2015
Exhibit 10.33	through January 14, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel